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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36472

RECEIVED
FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spectrum Asset Management, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 High Ridge Park

(No. and Street)

Stamford, Connecticut 06905

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean M. Orlando 203 322-0189

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00) Persons who are to respond to the collection of information contained

Oath or Affirmation

I, Mark A. Lieb and I, Bernard M. Sussman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Spectrum Asset Management, Inc. as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Mark A. Lieb,
Chief Financial Officer

Bernard M. Sussman,
Chief Investment Officer

2/27/02
Notary Public

NANCY K. DRAY
Notary Public
My Commission Expires November 30, 2003

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholders' Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X)	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Independent Auditors' Supplementary Report on Internal Control

Spectrum Asset Management, Inc.

Financial Statements
and Supplemental Information

Year Ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Auditors

The Board of Directors
Spectrum Asset Management, Inc.

We have audited the accompanying statement of financial condition of Spectrum Asset Management, Inc. (majority owned by Principal Capital Management, LLC which is a wholly-owned subsidiary of Principal Life Insurance Company) as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spectrum Asset Management, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

January 25, 2002

Spectrum Asset Management, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 701,940
Management fees and commissions receivables	906,833
Advances to officers	13,397
Fixed assets, net	94,718
Other assets	7,359
Total assets	$1,724,247
Liabilities and stockholders' equity	
Liabilities:	
Accounts payable and accrued expenses	$ 44,318
Due to affiliates	763,554
	807,872
Stockholders' equity:	
Common stock, no par value – 100,000 shares authorized, issued and outstanding	663,500
Additional paid in capital	350,000
Retained-earnings deficit	(97,125)
Total stockholders' equity	916,375
Total liabilities and stockholders' equity	$1,724,247

See accompanying notes.

Spectrum Asset Management, Inc.

Statement of Operations

Year Ended December 31, 2001

Revenues:	
Management fees	$3,363,853
Commissions	1,140,883
Interest income	56,816
Total revenues	4,561,552
Expenses:	
Compensation and related expense	3,429,246
Other operating expenses	1,202,754
Total expenses	4,632,000
Loss before income tax benefit	(70,448)
Income tax benefit	11,160
Net loss	$ (59,288)

See accompanying notes.

Spectrum Asset Management, Inc.

Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balances at January 1, 2001	$663,500	$ –	$1,183,243	$1,846,743
Distribution to United Asset Management	–	–	(1,221,080)	(1,221,080)
Capital contribution from Principal Capital Management, LLC	–	350,000	–	350,000
Net loss	–	–	(59,288)	(59,288)
Balances at December 31, 2001	$663,500	$350,000	$ (97,125)	$ 916,375

See accompanying notes.

Spectrum Asset Management, Inc.

Statement of Cash Flows

Year Ended December 31, 2001

Operating activities	
Net loss	$ (59,288)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	85,084
Changes in operating assets and liabilities:	
Management and commission fees receivable	137,918
Advances to affiliates	(13,397)
Prepaid expenses	10,806
Other assets	1,385
Accounts payable and accrued expenses	(278,156)
Accrued compensation	(415,174)
Due to affiliates	(312,313)
Net cash used in operating activities	(843,135)
Investing activities	
Purchases of fixed assets	(27,040)
Net cash used in investing activities	(27,040)
Financing activities	
Distribution to United Asset Management	(1,221,080)
Capital contribution from Principal Capital Management, LLC	350,000
Net cash used in financing activities	(871,080)
Net decrease in cash and cash equivalents	(1,741,255)
Cash and cash equivalents at beginning of year	2,443,195
Cash and cash equivalents at end of year	$ 701,940

See accompanying notes.

Spectrum Asset Management, Inc.

Notes to Financial Statements

December 31, 2001

1. Organization

Organization and Nature of Business

Spectrum Asset Management, Inc. (the Company), is a registered investment advisor, broker-dealer, commodity introducing broker, and member of the National Association of Securities Dealers, Inc. (NASD), providing investment management and security investment brokerage for institutional clients. The Company is a manager of domestic investment portfolios for corporate, government, and mutual fund clients. The Company primarily specializes in the management of fixed rate public utility preferred stock and cash. To minimize principal fluctuations the Company uses its proprietary hedging strategy to establish a cross-hedge with U.S. Treasury futures. The derivative instruments are entered into by the Company's clients and are not reported in the financial statements of the Company. The Company clears its securities transactions on a fully disclosed basis through Bear Stearns & Co. Inc.

The Company was a wholly-owned subsidiary of United Asset Management Corporation (UAM) until Principal Capital Management LLC (Principal Capital) acquired 80 percent of the Company on September 30, 2001, with the remaining 20 percent acquired by two officers of the Company. In conjunction with the purchase, the Company made a final distribution to UAM of $1,221,080, consisting primarily of amounts due under a revenue sharing agreement, net of $17,452 of tax benefits due from UAM.

UAM acquired the Company in 1991 in a transaction accounted for as a pooling of interests. UAM was then acquired on October 5, 2000 by Old Mutual plc. in a transaction accounted for as a purchase.

The accompanying financial statements have been prepared using the Company's historical basis of accounting as carried over to UAM in its 1991 merger and not revised for the subsequent Old Mutual plc. or Principal Capital purchases.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company's cash equivalents include money market funds, deposits with major banks, commercial paper of companies with strong credit ratings in diversified industries, and other highly liquid debt instruments with a remaining maturity of three months or

2. Summary of Significant Accounting Policies (continued)

less at the date of purchase. The Company manages the credit risk associated with the cash equivalents by investing only with entities with strong credit ratings. At December 31, 2001, cash equivalents included $697,709 invested in a money market account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Plant, Property, and Equipment

Furniture and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from three to ten years. Additions and major renewals are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease.

Revenue Recognition

The majority of the Company's revenues are derived from fees for investment management services provided to institutional and other clients. During 2001, 24.9% of the Company's revenues were derived from one customer. Investment management fees are generally a function of the overall fee rate charged to each account and the level of assets under management by the Company. Assets under management can be affected by the addition of new client accounts or client contributions to existing accounts, withdrawals of assets from or terminations of client accounts, and investment performance, which may depend on general market conditions. Investment management fees and brokerage commissions are accrued over the period in which services are performed.

For certain accounts, additional fees may be based upon the performance of those accounts relative to market benchmarks. The Company recognizes these performance-based fee revenues when all contractual obligations have been satisfied. All investment management fees receivable are expected to be collected.

3. Plant, Property and Equipment

At December 31, 2001, plant, property and equipment consisted of the following:

Furniture, equipment, computers and leasehold improvements	$333,974
Less accumulated depreciation	(239,256)
	$ 94,718

4. Leases

As of December 31, 2001, future minimum rentals under operating leases for office space and certain equipment that have initial or non-cancelable lease terms in excess of one year are as follows:

2002	$115,291
2003	118,729
2004	120,478
2005	60,239
	$414,737

Rent expense for 2001 totaled $113,602.

5. Income Taxes

As a majority-owned subsidiary of Principal Capital, the Company's taxable income or loss is included in the consolidated income tax return filed by Principal Financial Group, Inc., which is the parent of Principal Life Insurance Company, Principal Capital's parent.

Principal Financial Group, Inc. has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro-rata contribution of taxable income or loss. The Company's income tax expense for the period from October 1, 2001 to December 31, 2001 totaled $6,292 and is included in due to affiliates in the statement of financial condition at December 31, 2001.

5. Income Taxes (continued)

Deferred taxes are provided for temporary differences between the financial reporting and income tax bases of assets and liabilities using the enacted income tax rates and laws. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. The Company did not have any deferred tax assets or liabilities at December 31, 2001.

Current and deferred income tax benefits of $9,296 and $8,156, respectively, for the period from January 1, 2001 to September 30, 2001 were settled with UAM as part of the final distribution.

The Company's income tax benefit for the year ended December 31, 2001 is as follows:

Current	$ 3,004
Deferred	8,156
	$11,160

The Company's income tax benefit does not bear the normal relationship of pre-tax loss at the expected statutory rate due to state income taxes and the deferred tax asset valuation allowance.

6. Related Party Transactions

Prior to September 30, 2001, under the terms of an agreement between the Company, its officers and UAM, the Company remitted a defined portion of its revenues to UAM. Cash so remitted was used to satisfy obligations accrued for management fees and intercompany tax obligations charged by UAM and license fees charged by an affiliate of UAM, with the balance accounted for as advances to UAM. Upon formal declaration of dividends, amounts representing advances to UAM were charged to retained earnings to the extent such amounts represented the distribution of cumulative net income; any remaining amounts were accounted for as return of capital. The Company made a final dividend distribution to UAM of $1,221,080 at September 30, 2001 under this agreement.

6. Related Party Transactions (continued)

After September 30, 2001, under the terms of an agreement between the Company, its principal officers and Principal Capital, the Company pays a management fee to Principal Capital based on specified percentages of the Company's management fees and commissions revenues. In connection with the agreement with Principal Capital, the Company expensed $367,915 for the period from October 1, 2001 to December 31, 2001. Remaining operating margins after the Company's accrual of the management fee to Principal Capital represent variable compensation to be disbursed at the discretion of the Company's officers.

The Company reimburses Principal Capital for employees' services and certain other operating costs, which are provided or initially paid by Principal Capital and totaled $467,450 in 2001.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2001, the Company had defined net capital of $152,198, which was $98,340 in excess of its required minimum net capital of $53,858. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was 5.3 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

Supplemental Information

Spectrum Asset Management, Inc.

Computation of Net Capital – Part IIA

December 31, 2001

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$916,375
2.	Deduct ownership equity not allowable for Net Capital		–
3.	Total ownership equity qualified for Net Capital		916,375
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
	B. Other (deductions) or allowable credits		–
5.	Total capital and allowable subordinated liabilities		916,375
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$745,223	
	B. Secured demand note deficiency	–	
	C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
	D. Other deductions and/or charges	5,000	(750,223)
7.	Other additions and/or allowable credits		–
8.	Net capital before haircuts on securities positions		166,152
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments	$ –	
	B. Subordinated securities borrowings	–	
	C. Trading and investment securities:		
	1. Exempted securities	–	
	2. Debt securities	–	
	3. Options	–	
	4. Other securities	(13,954)	
	D. Undue concentration	–	
	E. Other	–	–
10.	Net Capital		$152,198

Spectrum Asset Management, Inc.

Computation of Net Capital (continued) – Part IIA

Computation Basic of Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 53,858
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		30,000
13. Net capital requirement (greater of line 11 or 12)		53,858
14. Excess net capital (line 10 less 13)		98,340
15. Excess net capital at 1000% (line 10 less 10% of line 19)		71,411

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		$807,872
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	–
19. Total aggregate indebtedness		807,872
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		530.80%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		–

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Spectrum Asset Management, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2001

**Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:**

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	______
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	______
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: **Bear Stearns & Co., Inc.**	X
D. (k)(3) – Exempted by order of the Commission	______

Spectrum Asset Management, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2001

Differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2001, as amended, are reconciled as follows:

Amounts reported in unaudited Form X-17A-5 Part IIA	$171,887
Adjustments made subsequent to filing of Form X-17A-5:	
Recording of advance from officers	13,397
Federal income taxes due to affiliate	6,292
	19,689
Amount reported herein	$152,198

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
Spectrum Asset Management, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Spectrum Asset Management, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 25, 2002